Filed by Office Depot, Inc.

Commission File No. 1-10948

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: OfficeMax Incorporated

Commission File No. 1-05057

Date: March 1, 2013

MERGER

Customer Call Script

I am happy to share with you some very exciting news.

Office Depot and OfficeMax have agreed to a merger of equals – with the goal of creating a stronger, more efficient global provider of office products, services, and solutions.

We believe that our proposed merger will greatly benefit you.

The combined company will have an even broader global footprint, provide an enhanced selection of products and services, and deliver efficiencies and synergies – all of which we can share with you.

By joining with OfficeMax, we believe that we will be able to offer expanded opportunities for our valued customers while presenting a more dynamic enterprise to the marketplace.

At Office Depot, we are committed to ensuring that you do not experience any disruption during this time. We also want to provide you with the comfort that we intend to fully honor the terms and conditions of our customer agreements, both prior to and after this transactions closes.

We currently expect the transaction to close by the end of 2013. Of course, that depends on a series of approvals that need to take place first, including approval by the Federal Trade Commission (FTC).

FOR MAJOR CUSTOMERS:

It is not unusual for the FTC, as part of their examination, to contact customers, and solicit views with respect to the transaction. If you do hear from the FTC, we would appreciate it if you would let us know. It will inform us that the process is moving along in an expeditious manner.

IF the customer asks how you would like them to respond to any questions asked by the FTC, answer that they are completely free to respond in any way they feel appropriate and that you are letting them know that the FTC might contact them.

IF customers express anger about the fact that they need to respond to the FTC’s questions, stress that they are among your most important customers and that Office Depot is under a legal obligation to provide their contact details to the FTC.

Until all necessary approvals are received, both Office Depot and OfficeMax will continue to operate as separate and competing companies.

I am confident that, by merging with OfficeMax, Office Depot will be not only a stronger competitor within the industry, but a more attractive partner to you and your organization.

If you have any questions, please feel free to contact me directly. You can also find additional information on our website, at www.officedepot.com.

Thank you again for your continued support. We greatly value your business.

In connection with the proposed transaction, Office Depot, Inc. (“Office Depot”) will file with the SEC a registration statement on Form S-4 that will include the Joint Proxy Statement of Office Depot and OfficeMax Incorporated (“OfficeMax”) that also constitutes a prospectus of Office Depot. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICE DEPOT, OFFICEMAX, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Office Depot and OfficeMax through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, FL 33496 or by calling 561-438-3657, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed by OfficeMax by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois 60563 or by calling 630-864-6800. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders of Office Depot and OfficeMax in connection with the proposed transaction will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC.